OFFICER'S FINANCIAL CERTIFICATION

I, Elizabeth Turrigiano, certify that:

(1) the financial statements of Esembly, Inc. included in this Form are true and complete in all material respects;

(2) the tax return information of Esembly, Inc. included in this Form reflects accurately the information reported on the tax return for Esembly, Inc. filed for the fiscal year ended 2018.

IN WITNESS WHEREOF, this Officer's Financial Certification has been executed as of the Date below.

Company: Esembly, Inc.

By: E Turr
Elizabeth Turrigiano (May 7, 2019)

Printed: Elizabeth Turrigiano

Title: President

Esembly Inc.
A Delaware Corporation

Financial Statements (Unaudited)
December 31, 2018

Esembly Inc.

TABLE OF CONTENTS

Page

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018 AND FOR THE
   YEAR THEN ENDED:

Esembly Inc.
BALANCE SHEET (UNAUDITED)
As of December 31, 2018

ASSETS

Current Assets:

Cash and cash equivalents	$	371,912
Inventory		34,362
Total Current Assets		406,274

Non-Current Asset:

Intangible assets - trademarks	3,690
Total Non-Current Asset	3,690

TOTAL ASSETS	$	409,964

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:

Accounts payable and accrued expenses	$	1,409
Accrued compensation payable		20,000
Note payable - related party, current portion		15,502
Total Current Liabilities		36,911

Long-Term Liabilities:

Accrued expenses - services agreement	120,000
Note payable - related party, net of current portion	26,349
Convertible notes payable	45,000
Total Long-Term Liabilities	191,349
Total Liabilities	228,260

Stockholders' Equity (Deficit):

Class A Common stock, $0.001 par, 1,000,000 shares authorized, 108,910 shares issued and outstanding as of December 31, 2018	109
Class B Common stock, $0.001 par, 1,000,000 shares authorized, 6,258 shares issued and outstanding as of December 31, 2018	6
Additional paid-in capital	492,813
Accumulated deficit	(311,224)
Total Stockholders' Equity (Deficit)	181,704

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	409,964

Esembly Inc.
STATEMENT OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2018

Net revenues - related party	$	17,042
Cost of net revenues		8,715
Gross profit		8,327
Operating Expenses:		
General & administrative		77,953
Research & development		25,799
Sales & marketing		45,000
Total Operating Expenses		148,752
Loss from operations		(140,425)
Other Income (Expense):		
Interest expense		(4,577)
Total Other Income (Expense)		(4,577)
Net Loss	$	(145,002)

Esembly Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the year ended December 31, 2018

| | Class A Common Stock | | Class B Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
	Number of Shares	Amount	Number of Shares	Amount			
Balance at January 1, 2018	90,000	$ 90	-	$ -	$ 29,910	$ (166,222)	$ (136,222)
Issuance of common stock	5,010	5	-	-	94,995	-	95,000
Issuance of common stock - founder	7,348	7	-	-	124,993	-	125,000
Issuance of common stock - Reg CF	6,552	7	6,258	6	255,694	-	255,707
Offering costs	-	-	-	-	(12,779)	-	(12,779)
Net loss	-	-	-	-	-	(145,002)	(145,002)
Balance at December 31, 2018	108,910	$ 109	6,258	$ 6	$ 492,813	$ (311,224)	$ 181,704

No assurance is provided.
See accompanying notes, which are integral part of these financial statements.

Esembly Inc.
STATEMENT OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2018

Cash Flows from Operating Activities		
Net Loss	$	(145,002)
Adjusment to reconcile net loss to net cash used in operating activites:		
Changes in operating assets and liabilities:		
(Increase)/Decrease in inventory		(33,790)
Increase/(Decrease) in account payable and accrued expenses		1,409
Increase/(Decrease) in accrued expenses - services agreement		45,000
Increase/(Decrease) in accrued compensation payable		5,000
Net Cash Used in Operating Activities		(127,383)
Cash Flows from Investing Activities		
Capitalized trademark expenditures		(300)
Net Cash Used in Investing Activities		(300)
Cash Flows from Financing Activities		
Repayment of loans payable - related party		(5,423)
Proceeds from convertible note payable		45,000
Issuance of common stock, net		457,928
Net Cash Provided by Financing Activities		497,505
Net Change In Cash		369,822
Cash at Beginning of Period		2,090
Cash at End of Period	$	371,912
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$	4,577
Supplemental Disclosure of Non-Cash Financing Activities:		
Conversion of related party loans to common stock	$	5,000

NOTE 1: NATURE OF OPERATIONS

Esembly Inc. (the "Company") is a corporation formed on January 9, 2015 under the laws of the State of Delaware. The Company was originally named Indisposable Inc. and changed its name to Esembly Inc. on January 25, 2017. The Company designs and manufactures custom cotton infant reusable diapers, diaper-area skincare, laundry detergent, and reusable diapering accessories, with the intention of generating revenue through wholesale distribution and online direct to customer retail sales.

As of December 31, 2018, the Company has not commenced planned principal operations nor generated outside revenue. The Company's activities have consisted of formation activities, research and development, and capital raising. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is subject to significant risks and uncertainties; including failing to operationalize the its planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. As of December 31, 2018, inventory balance is $34,362. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary.

Intangible Assets

The Company capitalizes costs related to obtaining and filing trademark applications and estimates an indeterminate useful life for its trademarks. As a result, the Company does not record amortization expense on its trademarks. Trademark costs totaling $3,690 was capitalized as of December 31, 2018.

The Company evaluates the capitalized costs for impairment and concluded no impairments exist as of December 31, 2018.

Accrued Expenses – Services Agreement

The Company incurs marketing expenses related to the services agreement described in Note 6 and records such expenses in the period they are incurred. The Company estimates the percentage of the total work completed under the agreement as of the end of each reporting period and reports long-term accrued expenses that reflect the prorated compensation due to the outside service provider, based on this estimate. Upon completion of the services agreement, compensation will be provided to the service provider in the form of a secured promissory note. The Company will reclassify the accrued expense balance to long-term notes payable when the services agreement is completed.

See Note 6 for a description of the services agreement and related secured promissory note.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue within 30 days of the date of shipment and recognizes revenue when the item has shipped. Revenues are net of returns and exclude sales tax. Cost of goods sold includes the cost of the cotton diapers, skincare creams and balms, laundry detergent, and other accessories, and freight charges.

Sales & Marketing

Sales and marketing costs are expensed as incurred and consisted entirely of brand development activities for the year ended December 31, 2018. Total expenses related to sales and marketing was $45,000 for the year ended December 31, 2018.

Research and Development

Research and development costs are expensed as incurred. Total expenses related to research and development was $25,799 for the year ended December 31, 2018.

Offering Costs

Costs directly attributable to a stock offering are recorded as contra-equity transactions to additional paid-in capital on the statement of changes in stockholders' equity.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $172,062 as of December 31, 2018. The Company pays Federal and New York state income taxes and has used an effective blended rate of 26% to derive net tax assets of $82,078 as of December 31, 2018, resulting from its net operating loss carryforwards, deferred compensation, and other temporary book to tax differences from tax basis to GAAP basis.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2036, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

No assurance is provided.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: STOCKHOLDERS' EQUITY (DEFICIT)

Capital Structure

Upon incorporation, the Company authorized 1 share of common stock with par value of $1 per share. The Company amended the certificate of incorporation on May 9, 2017 to authorize 1,000,000 shares of one class of common stock with a per share par value of $0.001. On March 22, 2018, the Company amended and restated the certificate of incorporation to authorize a total of 2,000,000 shares of common stock, consisting of 1,000,000 shares of Class A common stock and 1,000,000 shares of Class B common stock, both with a per share par value of $0.001. All voting rights of the Company are exercised by holders of Class A common stock, and Class B common stock are nonvoting shares.

The Company has 108,910 shares of Class A common stock and 6,258 shares of Class B common stock issued and outstanding as of December 31, 2018.

Stock Issuances

During 2018, the Company conducted a Regulation Crowdfunding offering of its common stock at $19.96 per share. The Company issued 6,552 Class A common stock and 6,258 Class B common stock in this offering for gross proceeds of $255,707.

During 2018, the Company issued 7,348 shares of Class A common stock to its founder in exchange for a total cash consideration of $125,000.

During 2018, the Company issued 5,010 shares of Class A common stock to investors in exchange for gross proceeds of $95,000.

See Note 5 and Note 6 regarding other potentially equity affecting arrangements outstanding.

NOTE 4: RELATED PARTY TRANSACTIONS

Note Payable – Related Party

On July 1, 2017, the Company signed a promissory note as a guarantor to one of the founders for cash consideration received, totaling $50,000. The promissory note was issued by Diaper Kind, a company owned and operated by the founders of Esembly Inc., and was guaranteed by the Company and two founders of the Company, collectively the "Maker" of the note. Under an informal arrangement amongst the parties comprising the Maker of the note, Esembly received the cash consideration and is responsible for repayment of the note and accrued interest thereon.

The note bears interest of 10% per annum and requires payment of accrued interest monthly on or before the last day of each calendar month, for a 12-month term ending on June 30, 2018. Thereafter, monthly payments of principal and interest based upon a 3-year amortization schedule are required. All principal and accrued interest is due no later than June 30, 2021. Early payment of principal is permitted. The balance of the related party note payable was $41,851. Interest expense related to the loan was $4,557 for the year ended December 31, 2018. There was no accrued interest on the note as of December 31, 2018.

Future principal payments under this arrangement are $15,502, $17,125, and $9,224 for the years ending December 31, 2019, 2020, and 2021, respectively.

Sales Transactions – Related Party

All sales transactions conducted by the Company during 2018 were with Diaper Kind, a company owned and operated by the owners of Esembly Inc. Sales to related parties totaled $17,042 for the year ended December 31, 2018. There was no accounts receivable related to such sales as of December 31, 2018.

NOTE 5: CONVERTIBLE NOTES PAYABLE

In October 2018, the Company issued five convertible promissory notes for a total principal of $45,000. The convertible promissory notes bear interest at 6% and will be due and payable by the Company on demand by the noteholders on or after June 30, 2020. Upon maturity and demand by the noteholders, the loans are to be repaid quarterly using a three-year amortization following the date of maturity and demand. Interest does not commence accrual until January 1, 2019 and no interest payments are due prior to maturity.

The notes are convertible into the Company's equity upon the next equity financing transaction at a price per share determined by the lesser of a 20% discount to the share pricing in the triggering equity financing or the price per share determined by a $2,000,000 pre-money valuation on the Company's fully diluted capitalization. The notes are also convertible to the Company's equity at a price per share determined by a $2,000,000 pre-money valuation on the Company's fully diluted capitalization if and upon a corporate transaction (as defined in the note agreements) or upon maturity at the noteholders election. If there is a change in control event prior to conversion or maturity, noteholders are entitled to payment of two times the then outstanding principal, plus accrued interest.

In the event that the Company issues notes in subsequent financing rounds with terms more favorable, the noteholders note terms are automatically adjusted to have the same benefit as the new notes.

As of December 31, 2018, the outstanding balance of the convertible notes is $45,000. No interest has been accrued or paid as of December 31, 2018.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Services Agreement

On May 17, 2017, the Company entered into a services agreement with an outside service provider for brand development, marketing, design, and other creative services related to the launch of the

Company, in accordance with approved "Estimates" or descriptive project documents. The agreement has an initial term of 1 year and may be renewed for successive 1-year periods by written agreement of the parties. Either party may terminate the agreement without cause with 60 days' prior written notice at any time during the term (early termination).

Pursuant to the services agreement, and in lieu of invoicing the Company for its services, the service provider will accept as compensation a cash fee of $150,000 in the form of a secured promissory note from the Company upon completion of the services agreement. The note is secured by the assets of the Company pursuant to a security agreement. In the event of early termination of the services agreement, the compensation will be prorated based on the percentage of the total work the service provider delivers to and is usable by the Company.

The secured promissory note bears interest equal to the prime rate (published in the Wall Street Journal on the calculation date) plus 2%; the interest rate is adjusted yearly on the anniversary date of the issuance of the note. Interest does not begin to accrue until the second anniversary of the issuance date of the note. Beginning on the two-year anniversary of the issuance date of the note, the Company is required to pay all accrued and unpaid interest on or before the first day of each calendar month. The note matures on the second anniversary of the date the first payment is due. Upon maturity, all outstanding principal and unpaid accrued interest is due and payable to the service provider. Early payment of principal is permitted.

The Company estimates that 80% of the services that will be provided under the services agreement were completed as of December 31, 2018. As such, the Company has recorded long-term accrued expenses and related marketing expenses of $120,000 as of and for the year ended December 31, 2018.

In connection with and contemporaneously with the issuance of the secured promissory note, the Company will enter into a security agreement with the service provider. Under the security agreement, the Company will grant to the service provider a security interest in and to all of the Company's personal property described in the security agreement, wherever located, whether used personally or in the operation of any business, now owned or after-acquired, additions and accessions to the property, and any proceeds of the property including, but not limited to, the items listed specifically in the security agreement.

Restricted Stock Grant

Upon completion of the services agreement, the Company will also grant and issue to the service provider shares of restricted common stock equal to 12.5% of the then outstanding number of shares of the Company's common stock under a restricted stock grant. The restricted stock grant is not identified as compensation in the services agreement; however, in the event of early termination of the agreement, the percentage of shares granted will be prorated based on the percentage of the total work the service provider delivers to and is usable by the Company.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We adopted the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 24, 2019, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.